SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



05057414

For the month of: June, 2005   Commission File Number: 333-124186-01

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED
(Name of Registrant)

PE 11|05
6 11|

201 Portage Avenue, Suite 1906
Winnipeg, Manitoba
Canada R3B 3L3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED

Date: June 3 , 2005

By: _____

Name: Brian Donald Gordon

Title: Secretary

HudBay
MINERALS INC

EXPERIENCED
ESTABLISHED
READY FOR GROWTH



On December 21, 2004, our Company, HudBay Minerals Inc. (HudBay) acquired Hudson Bay Mining and Smelting Co., Limited (HBMS) for C$316 million from Anglo American plc., excluding acquisition costs of $4 million. The purchase was financed by a public offering of C$144 million of equity and the issue of US$175 million of debt.

HudBay is a fully integrated Canadian mining company and a producer of copper, zinc and precious metals from its mines and plants in Manitoba and Saskatchewan and from its Zochem division, which operates a zinc oxide plant in Brampton, Ontario.

The Manitoba and Saskatchewan operations have benefited from a $435 million capital expenditure to bring two new mines into operation and to expand and modernize the metallurgical plants.

Annual production capacity is up to 90,000 tonnes of anode copper and 115,000 tonnes of zinc, a part of which is used to produce up to 45,000 tonnes of zinc oxide. Additionally, 70,000 ounces of gold and in excess of 1,000,000 ounces of silver are produced annually.

The Balmat zinc mine in New York State is being actively investigated for re-opening and the Gay's River lead/zinc mine in Nova Scotia is under preliminary investigation.

Exploration holdings include approximately 220,000 hectares in the Flin Flon Greenstone Belt, a zinc prospect in Ontario and a copper prospect in Chile. Flow through funding of $2.5 million is in place as part of a planned $10 million exploration program in 2005 and the first quarter of 2006, for exploration in the Flin Flon Greenstone Belt.

INVESTMENT HIGHLIGHTS

▶ A fully integrated mining and processing Company

▶ An efficient and profitable Company with our newly invested capital of $435 million

▶ The ability to profit from the strong demand for base metals, particularly copper and zinc

▶ Excellent ore reserves and strong exploration potential

▶ A highly experienced management team with a track record of success







I am pleased to report to you in this, the first annual report of HudBay Minerals Inc. (HudBay) in its new role as an active mining and metal processing company.

Our Company experienced a major transformation on December 21, 2004 when it successfully acquired Hudson Bay Mining and Smelting Co., Limited (HBMS) from Anglo American plc. The purchase entailed consideration of approximately $316 million, excluding acquisition costs, which was financed by a public offering of $144 million and a debt issue of US$175 million. Upon completion of these transactions the common shares and warrants of the Company were listed for trading on the Toronto Stock Exchange.

Up to the date of the acquisition, HudBay had been a development stage enterprise and had realized no sales. For 2004 HudBay experienced a net loss of $9.9 million, with care and maintenance expenses of the Balmat and Gay's River mines together with general, administrative and exploration costs more than offsetting the revenues earned through HBMS following the December 21, 2004 acquisition.

The acquisition achieved several of HudBay's objectives. It broadened the Company's assets, expanded its operations, enhanced its cash flow, strengthened its financial position and provided the basis for extensive mineral reserve and resource growth in the future. Because of the significance of HBMS to our business, my remarks will focus on its performance in 2004.

HBMS, which had $52 million in cash among its assets at the time of our purchase is now a wholly owned subsidiary of HudBay and currently provides all of our production. In HBMS, we acquired a company with a proud 80-year history of mining and smelting operations, together with a highly experienced and capable team of dedicated employees.






For 2004, HBMS reported a 26 per cent increase in revenue over 2003 to a record of $527 million, largely related to strengthening copper and zinc metal prices. With cash operating costs, net of by-products, of U.S. 16 cents/lb. of zinc, HBMS was competitively positioned among zinc producers and its net earnings grew to $50 million. Most significantly, this contributed to HudBay ending the year with a strong consolidated cash balance of $65 million. As a result, the Company has the flexibility to make investments while meeting its debt obligations.

At the beginning of 2005, HudBay's producing mines had mineral reserves of 21.6 million tonnes, giving the Company a reserve life of 12 years. Our plans for exploration in the Flin Flon Greenstone Belt include building on a long history of discovery as well as extending mineral reserves and resources in operating mines.

HudBay is now a successful and profitable company, generating strong cash flow and maintaining a robust financial position. It is a dynamic, vertically integrated and highly productive mining and metal production business, with a well established capacity to mine, process and sell metals, including copper, zinc, gold, silver and zinc oxide. I am confident that HudBay is structured to increase shareholder value in the years ahead.

Looking to the coming year, we intend to be focused on continuing to improve the safety and competitiveness of our mines and plants while maintaining high standards of product performance. The marketplace continues to show strength in forward metal prices and HudBay is well positioned to benefit from these. We are also engaged in exploiting growth opportunities, including the pursuit of new exploration discoveries, potential reactivation of the Balmat Mine and identifying and completing acquisitions that can improve our business.

I would like to thank our investors for their support, the management team for their commitment and our employees for their skill and support during a year of challenge and opportunity. I am confident that HudBay's results for 2005 and beyond will reflect the high quality of our people, our assets and our operations.

Peter R. Jones
President and Chief Executive Officer

At December 21, 2004 HudBay Minerals Inc. completed the purchase of Hudson Bay Mining and Smelting Co., Limited from Anglo American plc. The purchase transformed HudBay into a vertically integrated producer of copper, zinc, gold and silver metals. The Company has also become North America's third largest producer of zinc oxide.

HudBay now has, in Manitoba and Saskatchewan, the 777, Trout Lake, Konuto and Chisel North mines, the Snow Lake and Flin Flon ore concentrators and a copper smelter and zinc plant with annual capacities up to 90,000 tonnes of copper and 115,000 tonnes of zinc, respectively. Also in Manitoba and Saskatchewan the Company holds approximately 220,000 hectares of prime exploration lands, all within the highly productive Flin Flon Greenstone Belt.

Elsewhere, HudBay owns the Balmat zinc mine in New York State and the Gay's River lead and zinc mine in Nova Scotia both of which are on care and maintenance. The Company also has a facility in Brampton, Ontario with a capacity of 45,000 tonnes per annum of zinc oxide.

Prior to December 21, 2004 HudBay did not have any production and as such this report discusses the performance of our subsidiary HBMS for the entire year 2004 and compares it with performance in 2003.

For 2004 HBMS achieved excellent operating cash cost performance of US$ 0.16 lb. of zinc, net of by-product credits. This performance was achieved by strong production from our mines, by processing greater volumes of our own concentrates through our metallurgical plants, from the completion of the $435 million 777 group of projects and from metal sales realizing for the year US$ 1.35 lb. for copper, US$ 0.49 lb. for zinc, US$ 387 oz. for gold and US$ 6.66 oz. for silver.







We mined a total of 2.55 million ore tonnes in 2004 and each of our mines had higher production compared to 2003. Our large new 777 mine reached commercial production in January 2004 at the rate of 1.0 million tonnes per annum and performed well during its first year of production. The 777 mine was constructed to increase production to 1.35 million ore tonnes in 2006 consistent with the depletion and closure of the Konuto mine in late 2005. In total, mined tonnage from all our mines in 2004 was up by 15% and copper grade at 2.18% and zinc grade at 5.19% were improved by 16% and 4% respectively compared to 2003.

In 2004 both our ore concentrators maintained high availabilities and achieved excellent throughput. Recovery of zinc in the Snow Lake concentrator was 97.3%. The application of new gold and silver recovery techniques in our Flin Flon concentrator improved the recovery of gold to 69.7 % and silver to 68.1%.

Production from our mines in 2004 reduced the requirement to purchase concentrates from third parties and as a result processing of purchased copper and zinc concentrate decreased by 10,100 and 42,800 tonnes respectively compared to 2003.

Copper metal production was approximately 92% of 2003 largely due to processing greater volumes of lower grade but more profitable concentrate from HBMS mines and a planned summer maintenance shutdown. Cast zinc production was approximately 94% of 2003 primarily due to cathode inventory draw down in 2003 and deferral of a bi-annual maintenance shutdown into 2004.

In 2004 the copper smelter processed 284,100 tonnes of copper concentrate, producing 76,900 tonnes of copper metal. For the same period, the zinc plant processed a total of 223,000 tonnes of zinc concentrate, producing 110,200 tonnes of zinc metal. In addition to concentrate from HBMS mines, the metallurgical plant processed 98,700 tonnes of copper concentrate and 3,500 tonnes of zinc concentrates, purchased from third parties.

  

Our Zochem, zinc oxide division, processed 24% of HBMS produced zinc in 2004 and in total produced 38,700 tonnes of zinc oxide from 31,700 tonnes of zinc metal, including 5,300 tonnes from non-HBMS sources.

HBMS sales revenue in 2004 was $527.4 million an increase of 26 percent compared to 2003. This revenue was related to improved realized metal prices which increased for copper by 57%, zinc 26%, gold 14% and silver 38% compared to 2003. The improved prices were partly offset by the Canadian to US exchange rate strengthening from 1.40 in 2003 to 1.30 in 2004.

During 2004 significant exploration expenditures were not incurred. Going forward HudBay plans annual expenditures of $10 million focused on an aggressive exploration program in the Flin Flon Greenstone Belt. Additionally the Company will complete an evaluation of the potential to re-open the Balmat zinc mine and will continue to evaluate other growth opportunities related to potential acquisitions.

In 2004 HBMS achieved a lost time accident frequency, based on 200,000 hours worked, of 0.9 and during the year achieved registration to the OHSAS 18001 safety management system. HBMS also maintains registration to the ISO 14001 environmental management system and production and supply of its final products are registered to ISO 9001-2000.

The Company and its subsidiaries will continue to strive for excellence in all aspects of safety, health and environmental compliance and management of these aspects of our business is a key management performance indicator.

At year end HudBay, including HBMS, had 1,445 permanent employees.



HudBay's current exploration strategy is to focus on the prolific Flin Flon Greenstone Belt to take full economic advantage of HBMS' operations there, including ore concentrators at Flin Flon and at Snow Lake, both of which are located within the Greenstone Belt. In addition to exploration successes within the Flin Flon Greenstone Belt, going forward, HudBay's growth strategy will include opportunities related to acquisitions and potential reactivation of the Balmat zinc mine in New York State as well as exploration on properties in southwest Ontario and Chile.

HBMS has a dominant land position in the prolific Flin Flon Greenstone Belt including approximately 220,000 hectares acquired over 75 years of production. HBMS has an exceptional track record of success mining 27 deposits within the Belt, of which 17 were discovered by HBMS. In its four operating mines, HBMS had 21.6 million tonnes of mineral reserves at January 1, 2005.

Exploration within the Belt is done by Hudson Bay Exploration and Development Company Limited (HBED), a wholly owned subsidiary of HBMS. Exploration activity by HBED in 2004 was $1.55 million. A significantly increased exploration program, with expenditures of $10 million funded by flow through shares is underway in 2005 through the first quarter of 2006. The aggressive exploration program has two targeted outcomes, first to make a new discovery and second to enhance the known resources in eight deposits. Approximately 60% of the exploration program will be directed at making a new discovery and 40% will target known deposits.



Legend

☐ Carbonate Cover	⋀ Road	☆ Operating Mine	
☐ Volcanics	⋀ Border		
☐ Precambrian			

Geographically, 60% of the expenditures will be on targets that could feed the Snow Lake concentrator. Exploration expenditures within the operating mines are ongoing and are slated at $1.43 million in 2005. Historically, exploration within the mines has increased the reserve in each mine, on average, by a factor of 2.5 times the initial reserve.

Balmat Mine – Diamond drilling in 2005 at the care and maintenance Balmat Mine in New York State will further define the ore bodies and test for extensions.

Gay's River Mine – This care and maintenance mine is being evaluated and a plan of action is expected to be defined by the end of 2005.

SW Ontario Mississippi Valley type zinc project and the San Antonio Porphyry Copper Gold Project in Chile are being evaluated and a plan of action is expected to be defined late in 2005.

As HudBay embarks on its life as a public mining and metal processing company, I want to give shareholders the assurance that its board of directors is committed to sound corporate governance practices. Our strong compliance with the Toronto Stock Exchange guidelines for good corporate governance is reported in detail in our management information circular.

More importantly, steps have been taken to ensure the Company has comprehensive corporate governance practices in place. Much time and energy has been invested by management and the board to ensure these policies meet and exceed current standards. A summary of our key governance policies can be found posted to the Company's web site.

I am especially proud of our adoption of transparent governance policies including providing employees and members of the general public with a confidential means to report concerns they may have about the Company's practices or the behavior of its employees.

In conclusion, I want to thank management for its stewardship of the Company through a truly transformational period. Management's leadership, and the extraordinary skill and dedication of our employees, has HudBay poised to prosper for years to come.

Finally, I want to thank the shareholders of the Company. Your support is crucial to the success of HudBay, and for that we are grateful. I look forward to reporting to you further at our inaugural annual meeting in Toronto.

Allen J. Palmiere, CA
Chairman of the Board

Management's discussion and analysis

Year Ended December 31, 2004

Unless the context otherwise suggests, references to "we," "us," "our" and similar terms, as well as references to the "Company," refer to HudBay Minerals Inc.

You should read this Management's Discussion and Analysis ("MD&A") in conjunction with our consolidated financial statements for the year ended December 31, 2004 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Our consolidated financial statements include the results of Hudson Bay Mining and Smelting Co., Limited ("HBMS") for only the ten day period ended December 31, 2004. Included herein is unaudited information relating to HBMS results of operations for the twelve-month period ended December 31, 2004. All figures are in Canadian dollars unless otherwise noted.

This MD&A contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding our future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in documents that we have filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on our website at www.hudbayminerals.com.

Overview

We are an integrated mining and metal processing company that operates mines and concentrators in Northern Manitoba and Saskatchewan, Canada and a metal processing complex in Flin Flon, Manitoba.

On December 21, 2004, we acquired indirectly all of the outstanding shares of HBMS, realizing our strategy of acquiring high-quality mining assets at an advanced stage of development or in production.

Nature of HBMS Business

Through HBMS we undertake exploration and development activities, primarily within economic transportation distance of our metal processing complex located in Flin Flon, Manitoba. Our production facilities consist of four operating mines, two concentrators and metallurgical facilities consisting of a zinc plant and copper smelter complex for the extraction of zinc and copper with gold and silver by-products. The Trout Lake, Konuto and 777 mines are located in the Flin Flon area, and ore from these mines is processed through the Flin Flon concentrator. The Chisel North mine and concentrator are located in the Snow Lake area. A downstream operating division of HBMS, Zochem, consumes on average between 25% and 30% of HBMS' zinc production to produce zinc oxide.

Between 1998 and 2004, HBMS invested approximately $435 million executing the 777 Project, which involved construction of the new 777 mine in Flin Flon, development of the Chisel North mine near Snow Lake, expansion of the Flin Flon concentrator capacity from 1.81 million to 2.18 million tonnes per year, and expansion of the Flin Flon zinc plant, including construction of a state-of-the-art electrolytic cellhouse with capacity to support annual production of 115,000 tonnes of cast zinc.

In 1998, and in support of the 777 Project, HBMS entered into an amending agreement in respect of certain of its collective bargaining agreements. The amending agreement prohibits strikes and lockouts through 2012 and provides for binding arbitration in the event that negotiated contract settlements are not achieved.

The 777 Project, the labour amending agreement, closure of the Ruttan mine and a labour restructuring and efficiency improvement project in 2003 have resulted in a smaller workforce, higher labour productivity, lower unit operating costs, and improved zinc and copper grades.

Our objective is to operate the HBMS zinc plant and copper smelter at full capacity at all times. We use purchased concentrate to fill excess plant capacity not utilized in the processing of concentrate produced from HBMS mines. As such, requirements for purchased concentrate are determined by plant capacity and production capability at our mines. For the period January 1, 2002 to December 31, 2004, 53.2% of HBMS copper production came from HBMS mines, while the remaining 46.8% came from purchased concentrate. During the same period, HBMS mines contributed 90.3% of total zinc production with only 9.7% being sourced from purchased concentrate. The contribution to income earned from processing purchased concentrate is dependent upon the treatment and refining charges (TC/RCs), as well as the freight cost (net of any credit from the vendor) of transporting the concentrate to Flin Flon. TC/RCs are set by the market on the basis of supply and demand for concentrate. Freight credits are generally set at parity with transport cost to a major world port. Fluctuations in TC/RCs and ocean freight costs can affect the extent to which economic purchased concentrate is available to us. As well, purchased concentrate availability can also be affected by operational changes at the concentrate supplier's mines.

Metal sales volumes for any given period are affected by the volume and grade of ore mined, metal recovery through the concentrator and grade of purchased concentrate. HBMS sells substantially all of its copper anode, cast zinc and zinc oxide to Considar Metal Marketing Inc. ("CMM"), a wholly-owned subsidiary of Considar Metal Marketing S.A. ("CMMSA"), which is a joint venture company that is 50% owned by HBMS. CMM contracts with the White Pine copper refinery and other third parties to refine copper anodes into market-standard cathodes, and to simultaneously extract the contained precious metals from the anodes. The copper cathodes and precious metals are sold at market prices. Cast zinc slabs and blocks and zinc oxide are sold by CMM to customers in Eastern Canada and the United States. Sales of zinc oxide typically generate less than 10% of our revenues. The financial results of CMMSA are proportionately consolidated in our financial statements with effect from December 21, 2004.

Other Activities

In addition to HBMS' operations and exploration activities, we own 100% of four projects:
- the Balmat Mine, a development zinc property in New York State, which is currently being evaluated for possible restart of mining operations;
- the Gay's River Mine, a development zinc/lead/gypsum property in Nova Scotia, Canada, which is currently being evaluated for future mining operations;
- the Southwestern Ontario Project, a zinc exploration project comprised of mineral leases covering approximately 10,500 hectares; and
- the San Antonio Project, an exploration project in Chile.

Summarized Financial Results

The following table sets out summary consolidated financial information for us as at and for the years ended December 31, 2004, 2003 and 2002.

Year ended December 31, (thousands, except loss per share information)	2004[1]	2003[2]	2002[2]
Statement of Operations			
Sales	$ 13,327	$ –	$ –
Net loss	(9,920)	(5,455)	(1,213)
Per Common Share			
Basic and diluted loss	$ (1.12)	$ (1.45)	$ (0.53)
Balance Sheet			
Cash and cash equivalents	$ 64,553	$ 2,114	$ 195
Total assets	642,697	11,865	4,333
Total long-term debt and capital leases,			
excluding current portion	235,248	1,039	–
Shareholders' equity	152,766	9,032	3,029

(1) Includes ten days of HBMS reporting only.

(2) Restated to give effect to the change in accounting policy relating to exploration costs.

Quarterly Information

The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters.

(in thousands, except per share information)	2004				2003[1]			
	Q4	Q3[1]	Q2[1]	Q1[1]	Q4	Q3	Q2	Q1
For the period								
Net revenue	$13,308	$ 6	$ 7	$ 6	$ 3	$ 5	$ –	$ –
Net loss	(2,891)	(3,282)	(2,083)	(1,664)	(3,429)	(1,359)	(365)	(302)
Per Common Share								
Basic and diluted loss	(0.18)	(0.45)	(0.30)	(0.29)	(0.65)	(0.38)	(0.11)	(0.10)

(1) Restated to give effect to the change in accounting policy relating to exploration costs.

Results of Operations

The following table sets out the contribution of HBMS to our operating results in the year ended December 31, 2004:

(thousands)	HudBay (excluding HBMS) Year ended December 31, 2004	HBMS Ten-day period ended December 31, 2004	Consolidated Year ended December 31, 2004
Sales	$ –	$ 13,327	$ 13,327
Operating costs	(3,457)	(10,624)	(14,081)
General and administrative	(3,609)	(325)	(3,934)
Stock option compensation	(1,193)	–	(1,193)
Write off of deferred charges	(620)	–	(620)
Depreciation and amortization	(241)	(1,202)	(1,443)
Accretion	(69)	(69)	(138)
Exploration	(1,734)	–	(1,734)
Debenture prepayment premium	(761)	–	(761)
Foreign exchange gain (loss)	3,581	(2,019)	1,562
Other income	46	57	103
Gain on derivative instruments	–	78	78
Interest expense	(951)	(608)	(1,559)
Income tax recovery	397	76	473
Loss for the period	$ (8,611)	$ (1,309)	$ (9,920)

The Company (excluding HBMS)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We incurred a loss of $8.6 million for the year ended December 31, 2004, compared to a loss of $5.5 million for the year ended December 31, 2003.

Operating costs increased to $3.5 million for the year ended December 31, 2004, from $1.5 million for the year ended December 31, 2003, principally because of costs associated with the Balmat Mine, which we acquired in September 2003 and is currently held on a care and maintenance basis. The costs of maintaining the Gay's River Mine property are also included.

General and administrative expenses increased to $3.6 million for the year ended December 31, 2004 from $2.4 million for the year ended December 31, 2003. The increase primarily reflects the addition of senior management, and increased operating, acquisition and financing activities. A severance payment and retention payments arising out of the acquisition of HBMS are also included in 2004. Costs for 2003 included a provision for bad debt expense of $0.7 million in connection with the sale of the San Antonio property, and there was no comparable provision in 2004. We regained control of the San Antonio property following the failure of the purchaser to complete scheduled payments.

We recorded stock option compensation of $1.2 million during the year ended December 31, 2004, primarily in relation to the expense of 466,667 options granted to our former executive officers in July and November 2004. The expense of $1.5 million in 2003 relates primarily to grants of options to individuals who were, at that time, executive officers and directors.

During 2004 we incurred costs of $0.6 million in connection with plans to list our common shares on the London Stock Exchange's Alternative Investment Market. We abandoned the listing during the third quarter of 2004 and all related costs were written off. There was no comparable expense in 2003.

As a result of the issuance of US$175 million senior secured notes by HBMS in December 2004, we were required to repay the $2.6 million principal amount of secured convertible debentures issued in December 2003 and January 2004. Depreciation and amortization expense for the year ended December 31, 2004 of $0.2 million includes the amortization and write-off of $0.2 million of issue costs relating to these debentures. A further amount of $0.8 million has been recorded as debt settlement expense in connection with repayment of the debentures. For accounting purposes under GAAP, we segregated the debentures into their debt and equity components: interest expense for the year ended December 31, 2004 of $1.0 million includes $0.3 million interest paid on the debentures plus $0.6 million accreted interest in respect of the equity component of the debentures that was established as $1.2 million at the date of issuance. The difference of $1.1 million between the $1.2 million carrying value of the equity component and the fair value of $0.1 million as at December 23, 2004, has been credited to retained earnings.

A foreign exchange gain of $3.6 million was recorded for the year ended December 31, 2004. This includes a gain of $3.8 million arising from the revaluation of our senior secured notes in the amount of US$175 million, at the December 31, 2004 rate of exchange.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

During 2003 and 2002, we did not have any revenue other than interest earned. Our loss increased during 2003 to $5.5 million from $1.2 million during 2002. The increased loss resulted from, among other things, increased care and maintenance expenses arising in connection with the acquisition of the Balmat Mine, increased costs associated with various other acquisition projects, write-down of accounts receivable and stock option compensation expense.

Operating costs for the year ended December 31, 2003 increased to $1.5 million from $0.1 million in 2002, principally because of the costs associated with the Balmat Mine. Expenditures in 2002 primarily related to the Gay's River Mine.

General and administrative expenses for the year ended December 31, 2003 were $2.4 million compared with $0.6 million in the previous year. This increase primarily relates to professional fees and travel expenses associated with several initiatives to acquire major zinc operations and fees paid with respect to financings that did not materialize. In addition during 2003, we made a $0.7 million provision for bad debts reflecting the write-down of the receivable arising from the sale of the San Antonio Project in Chile in 2002.

A foreign exchange gain of $0.2 million was recorded for the year ended December 31, 2003, primarily on account of the translation of the financial statements of our U.S. subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. A loss of $4,000 was recorded in 2002.

Stock option compensation expense of $1.5 million charged in 2003 reflects the application of the fair value method of accounting for stock options granted to employees and consultants during the year. In 2002, all options granted were capitalized to exploration and development projects.

HBMS

Period from December 21, 2004 to December 31, 2004

Our consolidated statement of operations includes the operating results of HBMS for the ten-day period ended December 31, 2004. For this period, sales were $13.3 million, operating costs were $10.6 million and general and administrative costs were $0.3 million. Including an exchange loss of $2.0 million arising from U.S. denominated net assets and interest of $0.6 million, the net loss for the period was $1.3 million. The results of HBMS operations prior to December 21, 2004 are not audited and not included in our consolidated financial statements. Information on the results of HBMS' operations for the twelve-month period ended December 31, 2004 is provided below under the heading entitled "Supplemental Information on HBMS Results for the full year 2004."

Cash Flows, Liquidity and Capital Resources

The following table sets out the contribution of HBMS to our cash flows from operating activities for the year ended December 31, 2004:

(thousands)	HudBay (excluding HBMS) Year ended December 31, 2004	HBMS Ten-day period ended December 31, 2004	Consolidated Year ended December 31, 2004
Operating activities			
Loss for the period	$ (8,611)	$ (1,309)	$ (9,920)
Items not affecting cash	(1,108)	1,813	705
Change in non-cash working capital and other	2,218	(231)	1,987
Cash generated by (required for) operating activities	(7,501)	273	(7,228)
Cash generated by (required for) financing activities	344,457	(17)	344,440
Cash required for investing activities	(270,961)	(3,123)	(274,084)
Foreign exchange loss on cash held in foreign currency	–	(689)	(689)
Increase (decrease) in cash and cash equivalents	65,995	(3,556)	62,439

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

As of December 31, 2004, we had cash and cash equivalents of $64.6 million compared to $2.1 million at December 31, 2003.

Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance and development of our mines and facilities, to fund working capital needs, and to meet our debt service requirements. Our primary sources of liquidity are cash generated from operating activities and amounts available to us under our line of credit. During 2004 HBMS generated sufficient cash flow from operations to meet all of its operating and capital requirements.

We have an interest free loan from the Province of Manitoba that is secured by an irrevocable standby letter of credit. In June, 2004, 2003 and 2002, HBMS made repayments of $2 million in accordance with the terms of the loan agreement. The undiscounted balance at December 31, 2004 was $17.5 million. Under the terms of the agreement with the Province, the loan is repayable in installments of $2 million in 2005, $4 million in each of 2006 and 2007 and $7.5 million in 2008.

Cash required for our operating purposes (not including HBMS) was $7.5 million during the year ended December 31 2004, compared with $3.5 million in the same period in 2003. The increased requirement for cash reflects the greater operating loss for the period, attributable primarily to increases in management fees, mine care and maintenance, and debenture interest. HBMS contributed cash from operations of $0.3 million for the ten-day period from December 21, 2004 to December 31, 2004.

Financing activities on a consolidated basis generated $344.5 million during the year ended December 31, 2004, compared with $8.5 million during the previous year. We raised $6.7 million, net of costs, by way of private placements of shares and warrants and $132.8 million, net of costs, by way of a public issue of subscription receipts in December 2004. In addition we raised $205.1 million, net of costs, through the issuance of US$175.0 million principal amount of 9–5/8% senior secured notes in December 2004.

Investing activities used cash of $274.1 million in the year ended December 31, 2004 compared to $3.1 million in the previous year. Of this, $255.6 million relates to the acquisition of HBMS. In addition, during 2004, we invested $5.2 million in mineral properties and capital equipment, including $2.0 million paid to Pasminco Resources Canada Company in satisfaction of the final cash purchase price outstanding in respect of the Gay's River Mine. Environmental deposits paid to governmental agencies after adjustment for currency translation were $0.3 million during 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

As of December 31, 2003, we had cash and cash equivalents of $2.1 million compared to $0.2 million at December 31, 2002.

Cash required for operating activities in 2003 was $3.5 million compared with $1.2 million in the previous year. The increase in operating costs resulted from increased mine care and maintenance fees, professional fees and travel costs.

In 2003, we raised $8.5 million through financing activities. In contrast, we incurred a cash requirement of $0.2 million in 2002. During 2003, we completed several private placements of securities for aggregate net proceeds of $8.6 million. We did not complete any financing during 2002.

Investing activities in 2003 required funding of $3.1 million compared with cash received from such activities of $1.6 million in 2002. The major items in 2003 were costs of $1.6 million associated with the acquisition of the Balmat Mine, and environmental deposits with government agencies in respect of the Balmat and Gay's River mine properties totaling $1.6 million. In 2002, we recorded $1.2 million proceeds in respect of the sale of the San Antonio Project assets.

Contractual Obligations

The following table summarizes, as at December 31, 2004, certain of our contractual obligations for the period specified.

| Contractual Obligations (as at December 31, 2004) ($000) | Total | Payments Due by Period | | | |
		Less than 1 Year	1–3 Years	3–5 Years	After 5 Years
Long-term debt obligations	$ 227,850	$ 2,000	$ 15,500	$ —	$ 210,350
Capital lease obligations	15,057	3,338	10,384	1,335	–
Operating lease obligations[1]	6,454	3,469	2,985	–	–
Purchase obligations	10,299	10,299	–	–	–
Pension and other employee future benefits obligations	14,662	14,662	–	–	–
Asset retirement obligations	52,247	1,093	8,154	2,108	40,892
Other long-term liabilities and contractual obligations	417	417	–	–	–
Total	$ 326,986	$ 35,278	$ 37,023	$ 3,443	$ 251,242

(1) Does not include our share of the lease obligations of our joint venture, CMM.

Purchase Obligations

Copper Refinery Obligation. We have entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that we are unable to meet the terms of the contract, we would be required to make a payment of US$0.04 per pound of copper anode not delivered. The approximate amount of this obligation is C$8.2 million.

Copper Concentrate Purchase Obligation. We have a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually for years 2004 to 2008. Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If we cannot process the deemed tonnage in a timely manner, management believes that we will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

We have a commitment to purchase 40,000 dry metric tonnes per year of copper concentrate from Compania Minera Dona Ines de Collahuasi through 2008. Management intends to seek opportunities to swap the tonnage with other smelters. If we cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale of the tonnage.

No amount is included in the table due to the fact that price is dependent on future market prices.

Routine orders to purchase goods and services comprise the remainder of our purchase obligations.

Pension and Other Employee Future Benefits Obligations

Pension and other employee future benefits obligations comprise our contractual funding requirements in respect of pension plan and other employee future benefits in the twelve months ending December 2005. The obligatory funding requirements for the pension plan and other employee future benefits are actuarially determined and are subject to future uncertainties, including the expected rate of return on plan assets, and the discount rate on pension obligations, each of which may change over time.

Asset Retirement Obligation

The amounts included in the asset retirement obligation represent the estimated fair value of our present legal obligation for closure and related costs at all of our existing operating and non-operating mines and properties based upon the closure plans applicable to those mines and properties. The Provinces of Saskatchewan and Manitoba have recently informed us that, in their view, our current estimate of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient. We have commenced a study of reclamation costs to more accurately determine the estimated reclamation costs. The study will be awarded to an engineering firm and is expected to be completed by the end of June 2005.

We believe our current reclamation cost estimate of approximately $51.6 million, for the HBMS properties, is adequate and is sufficiently secured by the existing security. However, we have provided additional security to the Provinces in the form of restricted cash in the amount of $13.0 million during the period of preparation of the study. Upon completion of the study, the appropriate security will be determined in consultation with the Provinces.

Other Commitments and Agreements

We have certain other commitments and agreements that are not included in the table above, including a profit sharing plan whereby 10% of our after tax earnings for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Share Capital

As of March 29, 2005, we have 80,714,692 common shares outstanding. In addition, as of the same date, we have 663,167 options outstanding under our share option plan and 1,171,556,075 share purchase warrants outstanding. An aggregate of 39,715,036 common shares are issuable upon exercise of these options and warrants.

Off-Balance Sheet Arrangements

We are not involved in any off-balance sheet transactions.

Risk Profile

Overview

We are subject to various risks in our day-to-day operations. The likelihood and severity of these risks are mitigated by application of high standards in the planning, construction and operation of our facilities. In addition, we place emphasis on hiring and retaining competent personnel and developing their skills through training in safety and loss control. We have a solid track record of developing and operating base metal mines, and our safety record, as expressed by the widely-used frequency measure of lost time accidents per 200,000 hours worked, has improved from 16.2 accidents in 1994 to consistently in the 0.8 range over the three years ended December 31, 2004.

Business risk is also mitigated through the purchase of insurance coverage, including coverage for property damage, business interruption and liability.

Financial Risk and Financial Instruments

Our net income is sensitive to fluctuations in metal prices. Further, the market prices of all of our metal products are U.S. dollar based and our net income is therefore sensitive to fluctuations in the US$/Cdn$ exchange rate. The approximate sensitivities of 2004 net income to movements in metal prices and exchange rates, using 2004 as a basis, are shown in the following table.

	Change	Earnings Impact
Zinc	US$0.01 per pound	Cdn$3.1 million
Copper	US$0.01 per pound	Cdn$1.3 million
Gold	US$10.00 per ounce	Cdn$1.0 million
Silver	US$1.00 per ounce	Cdn$0.9 million
Exchange Rate	Cdn$0.01 per US$1.00	Cdn$0.7 million[1]

(1) Following the issuance of the Senior Secured Notes, prior to which the earnings impact was Cdn.$2.5 million.

In order to mitigate the impact of fluctuating metal prices and exchange rates, from time to time we enter into derivative transactions pursuant to our Risk Management Policies and Procedures. These policies prohibit us from implementing uncovered commodity and currency positions and we do not use complex derivatives to manage our exposures. We do not hold commodity and currency positions for speculative purposes.

Credit Risk

Substantially all of our sales are to CMM. CMM's financial results are proportionately consolidated into our financial statements through CMMSA. All of our accounts receivable from metal sales are with CMM. CMM provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. CMM mitigates its credit risk by carrying out credit evaluations on its customers, by making a significant portion of its sales on a cash basis and by maintaining insurance on its accounts receivable.

We are exposed to credit risk in the event of non-performance by counterparties in connection with our derivative contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk but mitigate this risk by trying to deal only with financially sound counterparties and, accordingly, do not anticipate loss for non-performance.

Operational Risk

The business of metals mining and processing is generally subject to certain types of risks and hazards including industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, vessel or other structural failure, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, monetary losses and possible legal liability. As a result we could be required to incur significant costs that could have a material adverse effect on our financial performance, liquidity and results of operations.

Our estimates of mineral reserves and mineral resources are estimates only and there can be no assurance that anticipated tonnage and grade can be achieved. To maintain or grow production levels over the long term, we must continually replace mineral reserves depleted by production by upgrading mineral resources to reserves, expanding known ore bodies or locating new ones. Success in mineral exploration is highly uncertain and there is a risk that future depletion of mineral reserves, through normal mining operations, will not be adequately replaced.

Environmental Risk

Our activities are subject to extensive federal, provincial and local laws and regulations governing environmental protection and employee health and safety. We are required to obtain governmental permits and to comply with applicable decommissioning and reclamation rules. Although we make provision for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

Transactions with Related Parties

Details of related party transactions are set out in Note 18 to the financial statements.

Critical Accounting Estimates

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate the estimates periodically, including those relating to mineral reserve determinations, asset impairment, in-process inventory quantities, future income tax valuation reserves, asset retirement obligations, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

Mineral Reserves

Mineral reserves are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs as well as metal prices. The costs of mineral properties and mine development are capitalized and amortized by the unit-of-production basis based on related proven and probable mineral reserves.

Impairment

The carrying value of our operating mines and plant and equipment is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value.

In-Process Inventories

In-process concentrates and metal inventory quantities comprise the majority of our inventories by value, and represent materials that are in the process of being converted into saleable product. Measurement of in-process inventories is based on assays of material received at our metallurgical plants and estimates of recoveries in the production processes. Realizable value of in-process inventories is estimated at financial statement dates and inventories are carried at the lower of cost and net realizable value.

Future Tax Assets and Liabilities

We use the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of our future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. Decommissioning costs are estimated and provided for, along with an identical decommissioning asset, when a new mine or plant is placed into commercial production. The decommissioning asset is amortized on a straight-line basis over the life of the mine or plant. Restoration costs are estimated and accrued over the life of each operating mine. The accrued amounts are increased by an annual interest component such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from our estimates.

Pensions and Other Employee Future Benefits

Our on-going health care benefit plans comprise the majority of post-retirement obligations. The obligations relating to these plans, together with pension plans maintained by us, are estimated based on actuarial determinations, which incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Changes in Accounting Policies

Asset Retirement Obligations

Effective January 1, 2004, we adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and /or normal operation of a long-lived asset. These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine. We have recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, we will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the Consolidated Statement of Operations and Deficit based on application of an interest component to the existing liability.

Exploration Costs

Prior to December 21, 2004, we were in the development stage and considered our exploration costs to have the characteristics of property, plant and equipment. As such, we deferred all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties were brought into production, at which time, they would be amortized on a unit-of-production basis based on proven and probable mineral reserves or until the properties were abandoned, sold or considered to be impaired in value, at which time, an appropriate charge would be made.

In connection with the acquisition of HBMS on December 21, 2004, we have adopted the accounting policy of HBMS regarding exploration costs with effect from January 1, 2004. As a result of the adoption of the change in accounting policy regarding exploration costs, certain financial statement balances were restated.

Supplemental Information on HBMS Results for the full year 2004

The following information is provided for HBMS for the twelve-month periods ending December 31, 2004 (unaudited) and 2003 (audited).

For the year ended December 31 (in thousands)	2004	2003
	(Unaudited)	(Audited)
Revenue	$ 527,354	$ 417,914
Operating Costs	(479,302)	(511,626)
Asset Impairment	–	(269,000)
Operating Earnings	48,052	(362,712)[1]
Net Earnings	50,132	(330,103)
Cash Flow from Operations	93,836	(3,739)
Investing Activities	(85,081)	(118,366)
Financing Activities	35,666	121,629
Net Cash Flow	$ 44,421	$ (476)

(1) Includes asset impairment of $269,000 in 2003.

In 2004, HBMS achieved operating cash costs of US$0.16 per pound of zinc, net of by-product credits. The US$0.28 per pound improvement over 2003 was primarily related to an impairment in 2003 in realized metal prices as well as completion of the $435 million capital expenditure on the 777 group of projects, which were all in full production during 2004.

Non GAAP Reconciliation
Non GAAP Reconciliation of Cash Cost per pound of Zinc, Net of By-Product credits.

For the year ended December 31 (in thousands)		2004		2003
		(Unaudited)		(Audited)
Operating Costs per financial statements	$	479,302	$	511,626[1]
Non-cash operating costs				
Depreciation and amortization[1]		(52,100)		(70,700)
Accretion and other non-cash		(4,578)		(2,078)
		422,624		438,848
Less: By-product credits[2]		(372,514)		(277,261)
Cash cost net of by-products	C$	50,110	C$	161,587
Exchange rate (C$/US$)		1.30		1.40
Cash cost net of by-products	US$	38,546	US$	115,419
Zinc sales (000 lbs)		245,347		261,444
Cash cost per pound of zinc, net of by-product credits	US$	0.16	US$	0.44

(1) Excluding asset impairment.

(2) By-product credits include the Company's proportionate share of by-product sales by CMM (2004: $21.6 million, 2003: $19.6 million) and the premium on zinc oxide sales (2004: $17.8 million, 2003: $10.24 million).

Cash cost per pound of zinc, net of by-product credits, is furnished to provide additional information and is a non-GAAP measure that does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities of HBMS' operations. HBMS uses this information for the same purpose. Mining operations are capital intensive. This measure excludes capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

Revenue

HBMS earned revenues of approximately $527.4 million for the year ended December 31, 2004 from sales of approximately 73,900 tonnes of copper, 111,300 tonnes of zinc (including sales to Zochem), 38,700 tonnes of zinc oxide, 75,600 ounces of gold, and 1,055,000 ounces of silver. For the year, realized metal prices averaged US$1.35/lb copper, US$0.49/lb zinc, US$387/troy oz gold, and US$6.66/troy oz silver. The Canadian to US dollar exchange rate averaged 1.30 for the year.

Compared to 2003, total sales revenue in 2004 increased by 26%, largely related to improved realized metal prices for copper and zinc, in US$, which improved by approximately 57% and 26% respectively over 2003. Average realized gold and silver prices also improved by 14% and 38% respectively. The impact of improved metal prices was partly offset as the Canadian to US exchange rate strengthened from an average of 1.40 in 2003 to 1.30 in 2004.

Copper and zinc sales quantities in 2004 were approximately 92% and 94%, respectively, compared to sales quantities in 2003 reflecting the metallurgical treatment of greater quantities of concentrates from HBMS owned mines and a planned maintenance summer shutdown of the copper smelter.

Operating Earnings

Operating earnings for the year ended December 31, 2004 was approximately $48.1 million. Compared to 2003, operating earnings in 2004 increased by $411 million, of which $269 million relates to an asset impairment charge in 2003.

HBMS mined a total of 2.55 million tonnes of ore in 2004 and tonnage mined increased at all mines compared to 2003, with the largest increase at the new 777 Mine which reached commercial production as of January 1, 2004. In total, tonnage mined was up by 15% in 2004 and both copper and zinc grade improved by 16% and 4% respectively compared to 2003.

During 2004, the Copper Smelter processed a total of 284,100 tonnes of copper concentrates, producing 76,900 tonnes of copper metal. For the same period, the Zinc Plant processed a total of 223,000 tonnes of zinc concentrates, producing 110,200 tonnes of zinc metal. In addition to the concentrates produced from HBMS owned mines, the Flin Flon metallurgical plants processed some 98,700 tonnes of copper concentrate and 3,500 tonnes of zinc concentrate purchased from third parties.

Improved production from our mines in 2004 reduced our requirement for purchased concentrate, and, as a result, processing of copper and zinc concentrate purchased from third parties decreased by some 10,100 and 42,800 tonnes respectively compared to 2003. Production of copper metal in 2004 was approximately 92% of 2003 largely from processing greater volumes of concentrate from HBMS mines and a planned summer maintenance shut down. Cast zinc metal production in 2004 was approximately 94% compared to 2003 primarily due to a drawdown of cathode inventory in 2003 which boosted cast metal by some 3,400 tonnes, and by the deferral of the bi-annual maintenance shutdown from 2003 into 2004.

Depreciation and amortization totaled $52.1 million in 2004 compared to $70.7 million in 2003, with the decrease relating primarily to the impairment charge taken at the end of 2003.

Net Earnings

Net earnings for the year ended December 31, 2004 was approximately $50.1 million compared to a loss of $330.1 million for 2003. Excluding the impact of the asset impairment in 2003, net earnings for 2004 increased by $111.3 million over 2003. The increase is comprised of $141.8 million in operating profit net of $30.5 million additional expense, which is essentially the absence of a foreign exchange gain that was realized in 2003.

Cash Flow from Operations

Cash flow from operations in 2004 increased by approximately $97.5 million compared to 2003, primarily as a result of improved metal prices and the commencement of commercial production at the 777 Mine.

Investing Activities

HBMS capital expenditure for 2004 totaled $69.5 million, with $15.7 million of the total required to complete the 777 group of projects, $40.7 million for mine development, and the balance required for various stay-in-business projects. This represents a decrease of 41% compared to 2003, which included $65.5 million for the 777 projects, $28.4 million mine development, and the balance for stay-in-business.

In December 2004, $13 million was placed in trust for the governments of Manitoba and Saskatchewan as financial assurance for our asset retirement obligations. The requirement to maintain this trust value will be determined from the outcome of a study to be completed during 2005.

Financing Activities

In 2004, HBMS entered into capital leasing (sales and leaseback) arrangements that contributed $14.4 million to financing cash flow. On December 21, 2004, HBMS issued US $175 million Senior Secured Notes bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes will mature on January 15, 2012.

As of March 24, 2005, HudBay agreed to guarantee HBMS' Notes. The HudBay guarantee is unsecured and ranks subordinate in right of payment to all senior indebtedness of HudBay. The guarantee will terminate on the date upon which HudBay owns less than a majority of the voting shares of HBMS.

The net inflow from financing activities is the net result of the above, offset by amounts advanced to HudBay in connection with the acquisition.

March 30, 2005

Management responsibility for financial reporting

All information in the Annual Report, including the accompanying consolidated financial statements and management's discussion and analysis of the consolidated financial position and results of operation ("MD&A") of the Company, is the responsibility of the management of the Company. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements and MD&A.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgement by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of three directors, none of whom are members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the consolidated financial statements and MD&A and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, KPMG LLP Chartered Accountants, in accordance with Canadian generally accepted auditing standards. The auditors' report dated March 30, 2005 outlines the scope of their examination and their opinion on the consolidated financial statements.

Peter R. Jones, P. Eng.
President and Chief Executive Officer

John L. Knowles, C.A.
Vice President and Chief Financial Officer

Auditors' report

We have audited the balance sheets of HudBay Minerals Inc. (formerly ONTZINC Corporation) as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada

March 30, 2005

Consolidated balance sheets

December 31, 2004 and 2003 (In thousands of Canadian dollars)	2004	2003
		(Restated – note 2)
Assets		
Current assets:		
Cash and cash equivalents	$ 64,553	$ 2,114
Accounts receivable, net of allowance for doubtful accounts of nil (2003 – nil)	73,210	89
Debentures subscription receivable (note 10(a))	–	2,000
Inventories (note 4)	100,282	–
Prepaid expenses and other	3,496	554
Current portion of fair value of derivatives (note 17)	3,418	–
Future income taxes (note 16)	12,900	–
	257,859	4,757
Investments (note 5)	463	–
Property, plant and equipment (note 6)	358,662	5,351
Deferred financing costs (notes 10(a) and (c))	9,600	169
Intangible assets (note 7)	552	–
Environmental deposits (note 8)	1,789	1,588
Restricted cash (note 20(c)(v))	13,000	–
Fair value of derivatives (note 17)	772	–
	$ 642,697	$ 11,865

December 31, 2004 and 2003 (In thousands of Canadian dollars)	2004	2003
		(Restated – note 2)
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 64,491	$ 533
Accrued liabilities	26,548	492
Interest payable on long-term debt	563	–
Current portion of obligations under capital leases (note 9)	3,338	–
Current portion of long-term debt (note 10)	2,000	–
Current portion of pension obligation (note 11)	12,650	–
Current portion of other employee future benefits (note 12)	2,012	–
Current portion of fair value of derivatives (note 17)	178	–
	111,780	1,025
Obligations under capital leases (note 9)	11,719	–
Long-term debt (note 10)	223,529	1,039
Pension obligation (note 11)	57,437	–
Other employee future benefits (note 12)	57,929	–
Asset retirement obligations (note 13)	27,120	769
Other non-current liabilities	417	–
Shareholders' equity:		
Share capital		
Common shares (note 14(a))	120,138	21,379
Share subscription receivable	–	(250)
Shares to be issued	–	47
Warrants (note 14(b))	35,850	4,433
Warrants to be issued	–	50
Contributed surplus (note 14(c))	3,288	2,096
Equity component of convertible debentures (note 10(a))	–	962
Cumulative translation adjustment	(24)	–
Deficit	(6,486)	(19,685)
	152,766	9,032
Contingencies (notes 13 and 15)		
Commitments (notes 17 and 20)		
Subsequent events (note 23)		
	$ 642,697	$ 11,865

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Allen J. Palmiere, *Director*

Peter R. Jones, *Director*

Consolidated statements of operations and deficit

Years ended December 31, 2004, 2003 and 2002 (In thousands of Canadian dollars, except share and per share amounts)		2004		2003		2002
				(Restated – note 2)		
Sales	$	13,327	$	–	$	–
Expenses:						
Operating		14,081		1,501		148
General and administrative		3,934		2,390		·564
Stock option compensation		1,193		1,463		–
Depreciation and amortization		1,443		5		2
Accretion		138		34		10
Exploration		1,734		277		487
		22,523		5,670		1,211
Operating loss		(9,196)		(5,670)		(1,211)
Other income		103		8		2
Gain on derivative instruments		78		–		–
Write-off of deferred charges		(620)		–		–
Premium on debenture prepayment (note 10(a))		(761)		–		–
Foreign exchange gain (loss)		1,562		207		(4)
Interest expense		(1,559)		–		–
Loss before income taxes		(10,393)		(5,455)		(1,213)
Income tax recovery (note 16)		473		–		–
Loss for the year		(9,920)		(5,455)		(1,213)
Deficit, beginning of year:						
As previously stated		(19,052)		(13,908)		(12,958)
Changes in accounting policies (note 2)						
Asset retirement obligations		(43)		(10)		–
Exploration costs		(590)		(312)		(59)
As restated		(19,685)		(14,230)		(13,017)
Realization of equity component of debenture (note 10(a))		1,140		–		–
Reduction of stated capital (note 14(e))		21,979		–		–
Deficit, end of year	$	(6,486)	$	(19,685)	$	(14,230)
Basic and diluted loss per share	$	(1.12)	$	(1.45)	$	(0.53)
Basic and diluted weighted average number						
of common shares outstanding		8,894,235		3,769,526		2,282,518

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

Years ended December 31, 2004, 2003 and 2002 (In thousands of Canadian dollars)	2004	2003	2002
		(Restated – note 2)	
Cash provided by (used in):			
Operating activities			
Loss for the year	$ (9,920)	$ (5,455)	$ (1,213)
Items not affecting cash			
Depreciation and amortization	1,227	5	2
Amortization of deferred financing costs	216	–	–
Provision for bad debts	52	711	–
Accretion expense on reclamation liabilities	73	34	10
Accretion of debt component of convertible debentures	638	–	–
Stock option compensation	1,193	1,463	–
Loss (gain) on sale of assets and settlement of liabilities	761	(90)	(10)
Unrealized foreign exchange gain	(2,980)	–	–
Unrealized portion of change in fair value of derivative	(78)	–	–
Future income taxes	(397)	–	–
Other	(286)	–	–
Change in non-cash working capital (note 21)	2,273	(121)	(4)
	(7,228)	(3,453)	(1,215)
Financing activities			
Decrease in loans payable	–	(5)	(196)
Issuance of common shares net of costs	139,484	8,628	–
Proceeds of exercise of stock options	64	–	–
Proceeds on exercise of warrants	117	9	–
Decrease in debenture subscription receivable	2,000	–	–
Issuance of convertible debenture	600	–	–
Repayment of convertible debenture	(2,860)	–	–
Issuance of Senior Secured Notes (note 10(c))	214,112	–	–
Advance from Hudson Bay Mining and Smelting Co., Ltd. prior to acquisition	540	–	–
Deferred financing cost	(9,600)	(165)	(8)
Repayments of obligations under capital leases	(17)	–	–
	344,440	8,467	(204)

Years ended December 31, 2004, 2003 and 2002 (In thousands of Canadian dollars)	2004	2003	2002
			(Restated – note 2)
Investing activities			
Proceeds received from (additions to)			
property, plant and equipment	$ (5,180)	$ (1,507)	$ 1,186
Additions to environmental deposits	(294)	(1,588)	–
Cash acquired with property acquisitions	–	–	409
Acquisition of Hudson Bay Mining and			
Smelting Co., Ltd., net of cash acquired (note 3)	(255,610)	–	–
Increase in restricted cash	(13,000)	–	–
	(274,084)	(3,095)	1,595
Foreign exchange loss on cash held in foreign currency	(689)	–	–
Increase in cash and cash equivalents	62,439	1,919	176
Cash and cash equivalents, beginning of year	2,114	195	19
Cash and cash equivalents, end of year	$ 64,553	$ 2,114	$ 195
Supplementary cash flow information			
Interest paid	$ 309	$ –	$ –
Supplemental disclosure of non-cash financing			
and investing activities			
Issuance of convertible debentures	–	2,000	–
Share subscription receivable	–	250	–
Shares issued in settlement of amounts			
due to companies related by common directors	–	363	–
Shares issued in settlement of other indebtedness	40	35	–
Shares and warrants issued in connection with			
the acquisition of Hudson Bay Mining			
and Smelting Co., Ltd.	13,000	–	–

See accompanying notes to consolidated financial statements.

Notes to the consolidated financial statements

(Amounts in thousands of Canadian dollars, except share and per share data)
Years ended December 31, 2004, 2003 and 2002

HudBay Minerals Inc. (the "Company") changed its name from ONTZINC Corporation by way of Articles of Amendment dated December 21, 2004. The Company is incorporated under the Ontario Business Corporations Act. Prior to December 21, 2004, the Company was engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company were devoted to these business activities. Prior to that date, the Company had not earned significant revenue and was considered to be in the development stage.

On December 21, 2004, the Company completed a public offering of common shares and warrants raising gross proceeds of $143,813 and also completed an offering of U.S.$175,000 Senior Secured Notes. The Company then utilized the proceeds from these financings to complete the acquisition from Anglo American International, S.A. ("Anglo American") of all of the outstanding shares of 152640 Canada Inc., which held all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. ("HBMS"). As a result, the Company's primary business activity is now base metals production with facilities consisting of mines, mills and a metallurgical complex for the extraction of copper and zinc in the Provinces of Manitoba and Saskatchewan.

Also on December 21, 2004, the Company completed a 30 for 1 common share consolidation which has been retroactively reflected as if the common share consolidation had occurred on January 1, 2002. All references to common shares within these consolidated financial statements reflect the consolidation.

1. Significant accounting policies

(a) Basis of presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and are presented in Canadian dollars. These principles conform in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 22.

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation.

The financial position of HBMS as at December 31, 2004 and its results of operations and cash flows from the date of acquisition on December 21, 2004 to December 31, 2004 have been included in these consolidated financial statements. The proportionate share of the assets and liabilities of any joint ventures in which HBMS shares joint control has also been included. Summarized financial information in respect of HBMS is presented in note 10(c).

(b) Use of estimates

The preparation of financial statements requires the use of management estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied include ore reserve determinations, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, contingent liabilities, future income tax valuation reserves, asset retirement obligation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts.

(c) Translation of foreign currencies

Monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

(d) Revenue recognition

Prior to December 21, 2004, the Company had not earned significant revenue and was considered to be in the development stage.

Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. A number of the Company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the final determination of metal weights, assay and price are recognized as revenue adjustments as they occur until the price is finalized.

(e) Cash and cash equivalents

Cash and short-term investments with a remaining maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

(f) Inventories

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment directly involved with the mining and production process. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventory represent the average cost of the in-process inventory incurred prior to the refining and casting process, plus applicable refining and casting costs.

Supplies are valued at the lower of cost, replacement and value in use. Cost is determined on an average basis.

(g) Investments

Investments include marketable securities recorded at the lower of cost and market.

(h) Property, plant and equipment

(i) Mineral properties

Mineral exploration costs are expensed as incurred. When management's evaluation indicates that the property is capable of economical commercial production, as a result of establishing proven and probable resources, future costs are capitalized as mine development expenditures.

(ii) Mine development expenditures

Exploration and development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method. The unit-of-production amortization is based on the related proven and probable tons of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Any production revenue prior to commercial production, net of related costs, is offset against the development costs.

(iii) Plant and equipment

Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either unit-of-production or straight-line basis. The unit-of-production method is based on proven and probable tons of ore reserves. The assets using the straight-line method are depreciated over the estimated useful lives of the assets, which range from one to 15 years. The Company also includes future estimated residual values in its determination of depreciation.

(iv) Capitalized interest

Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(v) Impairment of long-lived assets

The Company reviews and evaluates the carrying value of its operating mines and development properties annually for impairment, or when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. All long-lived assets are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

(i) Pension and other employee future benefits

The Company has non-contributory and contributory defined benefit pension plans for its employees. The benefits are based on years of service and final average salary for the salary plan, and flat dollar amount combined with years of service for the hourly. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides ongoing health care benefits to certain pensioners known as "Special Category Members."

The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company's fiscal year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2003, and the next required valuation required for funding purposes will be performed at December 31, 2004.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plan is 12 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13.7 years.

The Company also has defined contribution plans providing pension benefits for its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

(j) Financial instruments and commodity contracts

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of long-term debt and current portion of obligations under capital leases approximate their fair value due to their short-term nature. The fair value of long-term debt has been determined using discounted cash flows at current market rates. Derivative financial instruments have been valued at current fair values using quoted market prices or accepted valuation methodologies.

The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk.

In management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity and foreign exchange risk, the Company's management elected not to designate some of its price risk management activities as accounting hedges under The Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 13 ("AcG-13"), Hedging Relationships, and, accordingly, account for some of these derivative instruments using the fair value accounting method. Management may evaluate, from time to time, its hedge accounting policies and practices and may elect to designate and document contracts as hedges in the future.

The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

(k) Stock-based compensation plans

The Company's stockbased compensation plan is described in note 14(c). The Company accounts for all stock-based payments using the fair value-based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Prior to January 1, 2003, the Company did not recognize any compensation cost when options were issued. Any consideration paid on the exercise of options was recorded as share capital. All stock options issued in 2002 were related to the acquisition of the Gay's River property and have been capitalized as such.

(l) Income taxes

The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(m) Flow-through shares

The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers.

(n) Loss per share

Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted loss per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

2. Changes in accounting policies

(a) Asset retirement obligations

Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations ("Section 3110"), of the CICA Handbook on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

 These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the consolidated statements of operations over the life of the mine. The Company has recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, the Company will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

 The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the consolidated statements of operations and deficit based on application of an interest component to the existing liability.

 The prior period financial statements have been restated retroactively for this change in accounting policy. The adoption of this standard had no impact on the opening balance sheet at January 1, 2002. The effect on the loss in 2003 was an increase of $34 ($0.01 per share). The effect on the loss in 2002 was an increase of $10 (nil per share).

(b) Exploration costs

The Company changed its accounting policy for exploration expenditures effective January 1, 2004. The change in the accounting policy is to only capitalize those exploration costs when management's evaluation indicates that the property is capable of economical commercial production. This policy change has been applied retroactively with restatement of prior periods. This policy change had the following impact on the opening balance sheet at January 1, 2002: decreased property, plant and equipment by $59 and increased deficit by $59. The effect on the loss in 2003 was an increase of $277 ($0.07 per share). The effect on the loss in 2002 was an increase of $254 ($0.11 per share).

3. Acquisition of Hudson Bay Mining and Smelting Co., Ltd.

On December 21, 2004, the Company acquired all of the outstanding common shares of HBMS for total purchase consideration of $315,790, plus $4,324 of corporate transaction costs. The total purchase consideration of $315,790 was satisfied by cash of $302,790 and by the issuance to Anglo of 5,777,777 common shares and 86,666,667 share purchase warrants, where every 30 share purchase warrants are exercisable for one common share at an exercise price of $3.15 per common share. The value of the common share consideration of $11,700 has been determined based on the average of the closing price of the Company's common shares for the two days before and after the date of announcement of the transaction on October 7, 2004. The value of the warrant consideration of $1,300 has been based on a similar method to the valuation of the warrants issued in the public offering as described in note 14(b). The acquisition has been accounted for by the purchase method and the result of operations and cash flows have been included within these consolidated financial statements from December 21, 2004.

The following table summarizes the preliminary allocation of the purchase consideration based on management's current best estimate of the fair value of the assets and liabilities acquired on the date of acquisition:

Current assets (including cash of $51,504)	$ 229,601
Investments (note 5)	463
Property, plant and equipment (note 6)	349,358
Intangible assets (note 7)	552
Current liabilities	(72,665)
Debt obligations (note 10)	(15,179)
Pensions and post-retirement benefit obligations (notes 11 and 12)	(130,353)
Asset retirement obligations (note 13)	(26,213)
Obligations under capital leases (note 9)	(15,074)
Other non-current liabilities	(376)
	$ 320,114

Management expects to obtain additional information in 2005, including independent valuations, that may require additional adjustments to amounts shown above for property, plant and equipment, intangible assets and asset retirement obligations, and these potential adjustments may be material.

4. Inventories

	2004	2003
Work in process	$ 72,061	$ —
Finished goods	14,639	—
Material and supplies	13,582	—
	$ 100,282	$ —

5. Investments

	2004	2003
Marketable securities, which approximates market value	$ 463	$ —

6. Property, plant and equipment

2004	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$ 203,705	$ 418	$ 203,287
Mine development	156,189	814	155,375
	$ 359,894	$ 1,232	$ 358,662

2003	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$ 5,358	$ 7	$ 5,351

Included in the property, plant and equipment are the following:

	2004	2003
Property, plant and equipment under construction or development	$ 6,753	$ –
Equipment under capital leases:		
Cost	$ 15,521	$ –
Less accumulated depreciation	39	–
	$ 15,482	$ –
Amortization expense related to equipment under capital leases	$ 39	$ –

7. Intangible assets

Intangible assets include zinc process licensing agreements and are amortized over the estimated life of the zinc plant facility, being 13 years.

	Cost	Accumulated amortization	Net book value
Zinc process licencing agreements	$ 552	$ –	$ 552

8. Environmental deposits

The Company has deposited various amounts with government agencies in the Province of Nova Scotia, Canada and in New York State, United States, in connection with the acquisitions of the Gay's River and Balmat mine properties.

9. Obligations under capital leases

The Company has entered into capital lease obligations for equipment.

	2004	2003
Lease obligations	$ 15,057	$ —
Less current portion of obligations	3,338	—
	$ 11,719	$ —

The following represents the minimum lease payments for equipment used in operations for the next five years:

2005	$ 4,076
2006	4,053
2007	4,046
2008	3,357
2009	1,335
	16,867
Less imputed interest	1,810
	$ 15,057

The interest rate averages 5.4% and is fixed for the term of the leases that expire in 2007, 2008 and 2009.

10. Long-term debt

	2004	2003
Convertible debentures (a)	$ —	$ 1,039
Province of Manitoba (b)	15,179	—
Senior Secured Notes (c)	210,350	—
	225,529	1,039
Less current portion of long-term debt	2,000	—
	$ 223,529	$ 1,039

(a) Convertible debentures

On December 19, 2003, the Company completed a private placement of $2,000 principal amount of secured convertible debentures. The proceeds were received in January 2004. In January 2004, an additional $600 of secured convertible debentures were issued. The debentures were to mature on December 19, 2005 and bore interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placement were received in January 2004. Commissions and legal costs of $216 (2003 – $165) were incurred on the placement of the debentures and were recorded as deferred financing costs. Up to December 23, 2004, the deferred financing costs were being amortized over the life of the debenture, being two years.

The debentures were repaid in the amount of $2,860 on December 23, 2004. After application of a Black-Scholes model to value the holder conversion option at that date, it was determined that $2,743 of the repayment amount related to the extinguishment of the liability. At December 23, 2004, the balance sheet liability in respect of the debentures, representing the fair value at date of issuance plus accretion to date of repayment, was $1,982. The difference of $761 has been recorded as debt settlement expense.

At December 23, 2004, the equity component of the debentures, representing the fair value of the holder conversion option at date of issuance, was $1,250. The difference between this and the fair value of the holder conversion option, or $110 as at December 23, 2004, has been credited to retained earnings and the carrying value of the equity component has been eliminated.

Interest expense amounted to $941 for 2004 (2003 – nil).

The unamortized amount of deferred financing costs relating to the debentures at December 23, 2004 of $108 has been written off as a component of financing costs for the year.

(b) Province of Manitoba

The interest-free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and is due in instalments of $2 million on June 14, 2005, $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. As at December 21, the fair value of the loan was determined using the net present value of the interest-free component of the loan, assuming a discount rate of 6%.

(c) Senior Secured Notes

On December 21, 2004, a subsidiary of the Company issued U.S. $175,000 Senior Secured Notes ("Notes") bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes will mature on January 15, 2012. Subsequent to the issuance of the Notes, the subsidiary which issued the Notes amalgamated with HBMS. Financing costs amounting to $9,600 were incurred in connection with the issuance of the Notes and will be amortized into income on a straight-line basis over the term of the Notes.

HBMS may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to January 15, 2008 with the net proceeds from certain equity offerings at a price equal to 109.625% of the principal amount of the Notes plus accrued and unpaid interest. After January 15, 2009, HBMS may redeem some or all of the Notes at the redemption prices of 104.813% in 2009, 102.406% in 2010 and 100% thereafter. In addition, if HBMS undergoes a change of control or if it sells certain of its assets, it may be required to offer to purchase the Notes at specified redemption prices. HBMS also has the right to redeem all of the Notes if at any time Canadian law changes to require it to withhold taxes from payments on the Notes.

The Notes are HBMS's senior obligations and will rank equally in right of payment with all of its existing and future senior indebtedness and rank senior to all of its existing and future subordinated indebtedness. The Notes are guaranteed on a senior basis by the Company's subsidiary, Hudson Bay Exploration and Development Company Limited, and will be guaranteed by any future domestic restricted subsidiaries. Subsequent to December 31, 2004, the Notes are also guaranteed by the Company. The Company's guarantee of the Notes will terminate on the date upon which it owns less than a majority of the voting shares of HBMS. The Notes and the subsidiary guarantee are secured by first priority liens on HBMS's real property, mineral claims and leases in the Provinces of Manitoba and Saskatchewan and second priority liens on HBMS's and the subsidiary guarantor's accounts receivable and inventories, which may be used to secure, on a first-priority basis, HBMS's obligations under any future credit facility.

The Company's interest expense on the Notes and weighted average interest rate is as follows:

Interest expense	$	608
Weighted average interest rate		9.625%

Summarized financial information for HBMS as at December 31, 2004 and for the period ended December 31, 2004 is as follows:

Assets		
Current assets	$	239,846
Due from HudBay Minerals Inc.		210,350
Non-current assets		375,664
	$	825,860
Liabilities and Shareholder's Equity		
Current liabilities	$	93,046
Due to HudBay Minerals Inc.		22,059
Other long-term liabilities		168,444
Debt obligations		223,529
Shareholder's equity		318,782
	$	825,860
Sales	$	13,327
Operating and other expenses		(14,239)
Other income		57
Gain on derivative instruments		78
Interest expense		(608)
Income taxes		76
Loss for the ten day period ended December 31, 2004	$	1,309

11. Pension obligation

Prior to December 21, 2004, the Company did not sponsor any pension plans. HBMS maintains several non-contributory and contributory defined benefit pension plans for its employees.

The Company uses a December 31 measurement date for all of its plans. For the Company's significant plans, the most recent actuarial valuations filed for funding purposes were performed as at December 31, 2003. For these plans, the next actuarial valuation required for funding purposes will be performed at December 31, 2004.

Establishing the expected future rate of return on pension assets is a judgmental matter. The Company considers the following factors in determining this assumption:

(i) Duration of pension plan liabilities; and

(ii) Types of investment classes in which the plan assets are invested and the expected compound return on those investment classes.

(b) Plan assets

The pension plan weighted average asset allocations, by asset category, are as follows:

Equity securities	59%
Debt securities	41%
	100%

The target asset allocation is as follows:

Equity securities	57%
Debt securities	43%
	100%

The Company's primary quantitative investment objective is to maximize the long-term real rate of return, subject to an acceptable degree of investment risk. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that are in excess of that which could be realized with passively managed investments. Although the actual composition of the invested funds will vary from the prescribed investment mix, the investment managers have a responsibility to bring items back to the appropriate mix.

(c) Expected cash flows

Expected employer contributions (or benefit payments in respect of the supplementary plan) and expected benefit payments for fiscal year ending December 31, 2005 amount to $12,650 and $9,031, respectively.

12. Other employee future benefits

Prior to December 21, 2004, the Company did not sponsor any post-employment benefit plans. HBMS sponsors several such plans and uses a December 31 measurement date. Information about the Company's post-retirement and other post-employment benefits is as follows:

Obligations and funded status		
Change in other employee future benefits		
Obligation, at December 21, 2004	$	59,870
Service cost		22
Interest cost		104
Benefits paid		(55)
Obligation, at December 31, 2004	$	59,941

Other employee future benefits expense includes the following components:

Service cost	$	22
Interest cost		104
Other employee future benefit expense	$	126

(a) Additional information

The weighted average assumptions used in the determination of other employee future benefits expense and obligations are as follows:

Discount rate	6.0%
Weighted average health care trend rate	4.6%

The health care cost trend rate used in measuring other employee future benefits was assumed to begin at 9.2% in 2005, gradually declining to 4.6% by 2015 and remaining at those levels thereafter.

If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

Accumulated post-retirement benefit obligation	$	12,558
Aggregate of service and interest cost		38

If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

Accumulated post-retirement benefit obligation	$	9,749
Aggregate of service and interest cost		28

(b) Expected cash flow

Expected employer contributions and expected benefit payments for fiscal year ending December 31, 2005 amount to $2,012 and $2,012, respectively.

13. Asset retirement obligations

The following additional disclosure is provided concerning the Company's asset retirement obligation. The Company's asset retirement obligations relate to the final reclamation and closure of currently operating mines, mines under care and maintenance, and closed properties.

	2004	2003
Balance, beginning of year	$ 769	$ 248
Liability in respect of mineral property acquired	–	487
Liability assumed through acquisition of HBMS	26,213	–
Accretion expense	138	34
Balance, end of year	$ 27,120	$ 769

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $53.9 million. A credit adjusted risk-free rate of 9.625% has been utilized to determine the obligation recorded in the consolidated balance sheets. Management anticipates that such obligations will substantially be settled at or near the closure of the mining and processing facilities. The current mine plan based on known reserves and resources extends to 2018.

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

The Company is undertaking an independent review of its asset retirement obligations assumed through its acquisition of HBMS as described in note 3, with additional information to be made available during 2005. Should estimates change, the purchase price allocation would be changed at that time.

14. Share capital

(a) Common shares

Authorized

Unlimited common shares

Issued

	2004		2003	
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	5,661,592	$ 21,379	2,955,666	$ 16,626
Issued for debt	5,334	40	112,423	398
Issued on private placements, net	2,382,466	7,817	2,581,837	9,666
Issued pursuant to public offering	69,694,778	156,813	–	–
Cancellation of repurchase shares	(340,000)	(336)	–	–
Exercise of warrants	28,030	160	11,666	52
Exercise of options	19,334	64	–	–
Value attributed to warrants issued	–	(29,465)	–	(4,484)
Tax effect of flow-through shares	–	(397)	–	–
Share issue costs	–	(13,958)	–	(879)
Elimination of fractional shares	(906)	–	–	–
Stated capital reduction	–	(21,979)	–	–
Balance, end of year	77,450,628	$ 120,138	5,661,592	$ 21,379

On December 21, 2004, the Company completed an offering of 63,917,000 subscription receipts at a price of $2.25 per subscription receipt pursuant to a final prospectus dated December 14, 2004, for gross proceeds of $143,813. Net proceeds of the issuance were approximately $133,005. Each subscription receipt entitled the holder to receive one common share and 15 common share purchase warrants. Every 30 common share purchase warrants entitles the holder thereof to acquire one common share for a period of 5 years from the date of issuance, exercisable at a price of $3.15 per share. The gross proceeds of $2.25 per subscription receipt was allocated on the basis of $2.025 as to each common share and $0.225 as to each one-half of one share purchase warrant.

In connection with the offering, the agents for the offering were issued broker warrants to acquire 3,835,020 common shares at a price equal to 115% of the offering price of the subscription receipts, or $2.589 per warrant, for a period of 24 months to December 21, 2006.

Under the terms of the agreement for the acquisition of HBMS from Anglo American on December 21, 2004, the Company issued to Anglo American 5,777,778 common shares and 86,666,667 warrants for consideration of $13,000.

On December 21, 2004, the Company completed a 30 for 1 common share consolidation which has been retroactively reflected as if the share consolidation had occurred on January 1, 2002 and is reflected in the following disclosures. The warrants outstanding at the time of the share consolidation were not consolidated.

(i)   In addition, the Company completed the following private placements during 2004:

    (a)   In September 2004, 1,105,666 units at a price of $1.50 per unit for gross proceeds of $1,726. Each unit consists of one common share and 15 common share purchase warrants. Each 30 common share purchase warrants entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $1.80 per share.

In addition, the broker was issued 3,452,000 broker warrants, with each 30 broker warrants exercisable at a price of $1.50 per share for a period of two years from the closing date and paid a commission of $117. An over-allotment option was provided to the broker to purchase up to 15% of the number of broker units issued at closing at the issue price of $2.70 at any time prior to November 30, 2004. On November 30, 2004, the broker exercised its over-allotment option and purchased an additional 172,600 units at a price of $2.70 per unit. Upon exercise of the over-allotment option, the broker was issued an additional 517,800 broker warrants, with each 30 broker warrants exercisable at a price of $2.70 per unit. Each broker unit is comprised of one common share and 15 broker common share purchase warrants. Every 30 broker common share purchase warrants is exercisable for one common share at an exercise price of $3.60 for a period of two years from the date of issue.

The former Chairman and Chief Executive Officer of the Company and the former Corporate Secretary purchased 333,333 and 6,667 of these units, respectively. Subsequent to September 30, 2004, the Company and these officers agreed to unwind these transactions, so that the securities comprising the units have been returned to the Company and the Company has returned the purchase price paid for the units.

(b) In June 2004, 1,036,920 units at a price of $5.40 per unit for gross proceeds of $5,599. Each unit consists of one common share and 15 common share purchase warrants. Every 30 warrants entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $6.00 per share. Certain former officers and directors of the Company purchased an aggregate of 795,986 of these units.

(ii) The Company completed the following private placements during 2003:

(a) In May 2003, 233,333 units at a price of $3.00 per unit for gross proceeds of $700. Each unit consists of one common share and 30 common share purchase warrants. Every 30 warrants can be exercised to purchase one common share for a price of $3.90 for a period of 24 months from the date of closing.

(b) In June 2003, 164,355 units at a price of $3.00 per unit for gross proceeds of $493. Each unit consists of one common share and 30 common share purchase warrants. Every 30 warrants entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $3.90 per share.

(c) In September 2003, 909,091 units at a price of $3.30 per unit for gross proceeds of $3,000. Each unit consists of one common share and 30 common share purchase warrants. Every 30 warrants entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $4.20 per share.

(d) In October 2003, 1,125,613 units at a price of U.S. $3.00 per unit for gross proceeds of $4,273 (U.S. $3,377). Each unit consists of one common share and 30 common share purchase warrants, every 30 warrants entitling the holder to acquire one common share for a period of two years from the date of issuance exercisable at a price of U.S. $3.60 per share. Of the 1,125,613 units subscribed, 25,613 were issued to the subscriber after December 31, 2003. The related value of these units has been classified as shares to be issued and warrants to be issued.

(e) In November 2003, 39,444 common shares at a price of U.S. $4.50 per share for gross proceeds of $230 (U.S. $178).

(f) In December 2003, 135,613 units at a price of $7.50 per unit for gross proceeds of $1,017. Each unit consists of one flow-through common share and 15 share purchase warrants. Every 30 warrants entitles the holder to acquire one flow-through common share for a period of two years from the date of issuance exercisable at a price of $9.00 per share. In addition, 406,840 warrants valued at $55 and every 30 warrants exercisable at a price of $7.50 per share were issued to brokers and have been accounted for as issue costs.

The tax benefit to be renounced to the holders of the flow-through common shares was charged to capital stock when the renouncement was made in 2004.

In 2003, the Company settled $363 of related party debts through the issuance of 100,756 common shares and $35 of other amounts payable through the issuance of 11,667 units of the Company, each unit being one common share and 30 common share purchase warrants, every 30 warrants exercisable at a price of $3.90 per share for two years from the date of closing. In addition, the Company issued 250,000 warrants, every 30 warrants exercisable at a price of $3.00 per share for two years in settlement of a debt to a supplier.

(b) Warrants

	Number	Amount
Warrants outstanding, January 1, 2003	–	$ –
Issued on private placements	75,244,424	4,451
Exercised	(350,000)	(18)
Warrants outstanding, December 31, 2003	74,894,424	4,433
Issued on private placements	40,140,997	2,380
Issued pursuant to public offering	1,045,421,667	27,181
Issued to agents for public offering	115,050,600	2,078
Warrants repurchased	(5,100,000)	(173)
Exercised	(840,909)	(43)
Cancelled	(88,456)	(6)
Warrants outstanding, December 31, 2004	1,269,478,323	$ 35,850

Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at December 31, 2004 are as follows:

Warrants outstanding	Exercise price	Expiry date
350,000	$ 0.13	February 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,086,544	0.13	August 25, 2005
250,000	0.10	October 3, 2005
26,431,825	0.14	September 8 – 23, 2005
33,000,000	U.S. 0.12	October 9 – 21, 2005
768,400	U.S. 0.12	January 13, 2006
1,984,200	0.30	December 23 – 31, 2005
406,840	0.25	December 30, 2005
15,553,797	0.20	March 31, 2006
12,160,000	0.06	September 28, 2006
3,452,000	0.05	September 28, 2006
2,589,000	0.12	November 30, 2006
517,800	0.09	November 30, 2006
1,045,421,667	0.105	December 21, 2009
115,050,600	0.086	December 21, 2006
1,269,478,323		

For purposes of valuation, the fair value of warrants issued prior to December 21, 2004 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100% for the year ended December 31, 2003 and 125% for the year ended December 31, 2004; risk-free interest rate of 4.5%; and an expected life of two years.

The fair value of the listed warrants and the broker warrants issued on December 21, 2004 was estimated on the date of issuance using the Black-Scholes option model with the following assumptions: dividend yield of 0%; expected volatility of 40%; risk-free interest rate of 4.25%; and an expected life of five and two years, respectively.

(c) Stock option plan

Under the Company's stock option plan, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years. The options vest immediately and the option price may not be less than the market price of the shares at the time the option is granted. The maximum number of shares that may be issued to any optionee is 5% of the shares outstanding at the time of the grant.

	2004		2003		2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance, beginning of year	550,000	$ 5.08	142,500	$ 5.89	70,833	$ 5.54
Cancelled	(334,167)	4.80	–	–	(13,333)	4.50
Expired	–	–	–	–	(24,167)	7.50
Granted	466,667	3.60	407,500	4.80	109,167	6.30
Exercised	(19,333)	3.30	–	–	–	–
Outstanding, end of year	663,167	3.60	550,000	5.08	142,500	5.89

On July 5, 2004, the Company repriced an aggregate of 85,833 previously granted options to $3.00. The options were previously exercisable at prices ranging from $3.30 to $7.20 per share with expiry dates from June 13, 2006 to November 27, 2008.

The following table summarizes the options outstanding at December 31, 2004:

Number of options outstanding and currently exercisable	Exercise price	Weighted average remaining contractual life (years)
116,500	$ 3.30	3.4
30,000	4.50	1.4
30,833	7.50	2.4
85,833	3.00	3.6
266,667	3.60	4.6
133,334	4.80	4.9
663,167		

The fair value of the options granted during 2003 and 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100% for the year ended December 31, 2003 and 125% for the year ended December 31, 2004; and a weighted average expected life of these options of 4.0 years.

Stock-based compensation amounted to $1,192 and $1,463 for the years ended December 31, 2004 and 2003, respectively. In 2002, all options granted were in connection with the acquisition of a property and have been capitalized as such.

(d) Loss per share

As a result of net losses in each of the years, the potential effect of exercising stock options, warrants and convertible debentures has not been included in the calculation of diluted loss per share because to do so would be anti-dilutive.

(e) Stated capital reduction

On December 8, 2004, a special resolution was passed by the Company's shareholders to eliminate the deficit of the Company at June 30, 2004 by reducing the stated capital by $21,979. This deficit was accumulated in connection with the Company's historical operations and does not relate to the Company's current business mandate.

15. Contingencies

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Since the outcome is uncertain, no amount has been recorded in these consolidated financial statements.

The significant claims and litigation matters are as follows:

(a) Statements of claim were filed against Saskatchewan Power Corporation ("SaskPower"), the Company and Churchill River Power Company Limited ("CRP") on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan which were transferred by CRP, formerly a wholly owned subsidiary of the Company, to SaskPower in 1981. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the consolidated financial position.

(b) In May 2004, a number of plaintiffs initiated an action, in the State of North Carolina, against Zochem, Considar Metal Marketing Inc. ("CMM") and a number of other defendants seeking damages in an unspecified amount and alleging that they had been injured as a result of an explosion that occurred at a pharmaceutical plant. The plaintiffs have alleged that Zochem and/or CMM designed, manufactured, sold and supplied chemicals used in the manufacture of a rubber compound that were dangerous, defective and susceptible to causing explosions. HBMS has retained legal counsel in North Carolina and cannot currently assess its potential liability in relation to this claim.

(c) On April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages, including against Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. The claim alleges a breach of confidence and claims damages as a result of such breach. The defendants have retained counsel to defend the claim and liability is denied. The likelihood of success of the claim cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claim will not be material to the consolidated financial position.

16. Income taxes

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2004	2003	2002
Statutory tax rate	38%	40%	40%
Tax benefit at statutory rate	$ (3,921)	$ (2,202)	$ (485)
Resource and depletion allowance, net of resource tax recovery	(18)	–	–
Benefit of current tax losses not recognized	3,205	1,632	485
Benefit of other timing differences not recognized	405	–	–
Other permanent differences	329	570	–
Reduction in valuation allowance	(473)	–	–
	$ (473)	$ –	$ –

The tax recovery consists largely of a reduction of the valuation allowance arising from the renunciation of the income tax benefits associated with a flow-through share issuance in December 2003.

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2004 and 2003 are presented below:

	2004	2003
Property, plant and equipment	$ 265,675	$ 1,633
Pension obligation	26,016	–
Other employee future benefits	22,405	–
Asset retirement obligations	9,184	–
Non-capital losses	58,252	3,108
Share issue costs	3,744	312
Other	–	131
	385,276	5,184
Less valuation allowance	372,376	5,184
Net future tax asset	$ 12,900	$ –

The non-capital losses on a pretax basis expire as follows:

2005	$ 404
2006	282
2007	279
2008	39,515
2009	82,141
2010	29,921
2011	4,402

The tax benefit of approximately $113.7 million of the non-capital losses has not been recognized in the financial statements.

17. Risk management using financial instruments

(a) Foreign currency risk management
The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency-denominated assets and liabilities and future anticipated transactions.

The Company paid U.S. $1.2 million to purchase an option giving it the right, but not the obligation, to pay an additional U.S. $2.9 million to purchase U.S. dollar put options. The put options secure the right, but not the obligation, to sell U.S. $4.375 million per quarter at $1.20482 starting in April 2005 and continuing to January 2009. The fair value at December 31, 2004 approximates its carrying value as its carrying value was adjusted to fair value on December 31, 2004.

(b) Credit risk
The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. Substantially all of the Company's accounts receivable are with CMM, a joint venture.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

(c) Commodity price risk management

From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

Through its joint venture interest in CMM, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. At December 31, 2004, the joint venture had outstanding forward contracts to purchase 31,091 tonnes of zinc at prices ranging from U.S. $814 to U.S. $1,241 per tonne with settlement dates in the next three years. The fair value at December 31, 2004 approximates its carrying value as its carrying value was adjusted to fair value on December 21, 2004.

18. Related party information

(a) In order to close the acquisition of the Balmat mine, the Company received financial assistance from Frame Mining Company ("Framco"), a company controlled by a former officer and director of the Company. Framco advanced U.S. $1 million to the Company in order for the Company to assume an environmental bond. In addition, Framco agreed to provide security on a proposed U.S. $4 million project loan to the Company. As security for these debts, the Company agreed to pledge a 51% interest in the Company. Under the terms of the agreement, 26% of the ownership interest held as security was released to the Company subsequent to the repayment of the U.S. $1 million advanced by Framco and an additional payment of U.S. $200. The remaining 25% ownership interest was released upon the final repayment of U.S. $800 to Framco. The amounts paid to Framco have been included in the acquisition cost of the Balmat mine.

(b) During 2003, two individuals who were former officers of the Company, advanced $110 to the Company for operating purposes. The advances were repaid through the issuance of 36,667 of the units issued in May 2003.

(c) During the years ended December 31, 2004 and 2003, the Company paid $2,317 and $428, respectively, to two law firms which were associated with two individuals who were former directors of the Company at the time. The payments in 2004 were substantially in respect of services in connection with the acquisition of HBMS and the related financings.

(d) In June 2004, certain individuals who were former officers and directors of the Company at the time purchased an aggregate of 795,986 units in connection with a private placement completed by the Company (note 14(a)(i)(b)).

(e) In September 2004, the former Chairman of the Company acquired 333,333 units and the then corporate secretary acquired 6,667 units in connection with a private placement completed by the Company (note 14(a)(i)(a)). In December 2004, these transactions were reversed.

19. Investment in joint ventures

Considar Metal Marketing SA ("CMMSA"), an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a joint venture in which the Company holds a 50% interest. The joint venture, together with its wholly owned subsidiary, CMM, carries on the business of providing metal marketing to customers in various metal-related industries.

The following is a summary of the Company's 50% pro rata share of the book value of the assets, liabilities, revenue and expenses of the CMMSA joint venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to intercompany eliminations.

Assets		
Current assets	$	52,535
Unrealized fair value derivative		772
Property, plant and equipment		112
Liabilities		
Current liabilities	$	49,264
Future income taxes payable		1,290
Sales	$	6,898
Costs and expenses		
Operating, general and administrative		7,053
Depreciation and amortization		2
Gain on derivative instruments		(78)
		6,977
Loss before income taxes	$	(79)
Cash flows		
Operating activities	$	106
Investing activities		(5)

20. Commitments

(a) Operating lease commitments

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:

2005	$	3,469
2006		2,424
2007		549
2008		12

Through its joint venture interest in CMMSA, as at December 31, 2004, the Company has various lease commitments for facilities and equipment which expire in periods ranging from one to eight years. The aggregate remaining minimum annual lease payments, representing 100% of CMMSA's commitment, required for the next five years are as follows:

2005	$	212
2006		223
2007		218
2008		216
2009 and thereafter		503

The Company has recorded operating lease expense of $94.

(b) Buy-sell commitments

The Company has entered into a commitment to deliver 85,000 tonnes of copper anodes for refining during the next year, with the option to extend for an additional year, each year. In the event that the Company is unable to meet the terms of the contract, it would be required to make a payment of U.S. $0.04 per pound of copper anode not delivered.

The Company has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually from 2005 to 2008.

Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the deemed tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

The Company has a commitment to purchase 40,000 DMT per year of copper concentrate through 2008. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a treatment, refining and freight credit. Management intends to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If the Company cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage.

The Company relies partly on processing purchased concentrates to achieve a portion of profits. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(c) Other commitments and agreements

(i) The Company has provided housing loss guarantees for employees who were required to move out of Company-owned housing due to demolition. As of December 31, 2004, management believes the market value of the new homes purchased exceeds the related guarantee amounts.

(ii) Under a Purchase and Sale Agreement made between CMM, Considar WP Acquisition Corp. ("Considar WP") and White Pine Copper Refinery Inc. ("White Pine"), dated June 4, 2000 and amended on May 16, 2001, CMM has a right to acquire all of the issued and outstanding shares of White Pine from Considar WP by giving notice to Considar WP at certain dates in 2004, 2005 or 2006. In addition, Considar WP has the right to require that CMM purchase such shares by giving notice to CMM in September 2005.

CMM is a wholly owned subsidiary of CMMSA. HBMS and Considar, Inc. ("Considar") are the holders of all of the issued and outstanding shares of CMMSA. Pursuant to a letter agreement between HBMS and Considar, dated June 4, 2000, if HBMS and Considar cannot agree on some alternate form of financing for the acquisition of the shares of White Pine by CMM, each of HBMS and Considar has agreed to make available to CMM sufficient funds to pay one-half of the purchase price of U.S. $13 million for such shares and for all other amounts payable by CMM under the Purchase and Sale Agreement at and after the closing of the transaction.

(iii) On the majority of the Callinan/777 mine, the Company is subject to a royalty payment of $0.25 per ton of ore milled and a net profits interest of 6-2/3% of the net proceeds of production if cumulative and aggregate cash flow for the year is positive. To date, the aggregate cash flow has been negative.

(iv) HBMS has a profit-sharing plan, whereby 10% of the Company's after-tax earnings (excluding provisions for future income tax) calculated in accordance with U.K. generally accepted accounting principles for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

(v) The Company entered into a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of its reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, the Company has granted to the Province of Saskatchewan a first priority security interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. In addition, the Company has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of its reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, the Company has granted to the Province of Manitoba a first priority security interest in its mining equipment, buildings and fixtures owned by the Company and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. The security interests granted to the Provinces of Saskatchewan and Manitoba rank pari passu.

The Company has commenced a study of reclamation costs, to a level of confidence greater than that of the existing conceptual study, to more accurately determine the estimated reclamation costs. The study is expected to be completed during 2005.

The Company believes its current reclamation cost estimate of approximately $51.6 million, for the HBMS properties, is adequate and is sufficiently secured by the existing security. However, the Company has provided additional security to the provinces in the form of restricted cash in the amount of $13 million during the period of preparation of the study. Upon completion of the study, the appropriate security will be determined by the provinces.

(vi) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. Management estimates that there are no significant liabilities with respect to these indemnification guarantees.

(vii) The Company has outstanding letters of credit in the amount of $22.8 million that are secured by an equal amount of restricted cash.

21. Change in non-cash working capital

	2004	2003	2002
Accounts receivable	$ (8,285)	$ –	$ (153)
Inventories	(11,843)	–	–
Accounts payable and accrued liabilities	17,565	442	222
Prepaid expenses and other assets	4,328	(563)	(73)
Interest payable	508	–	–
	$ 2,273	$ (121)	$ (4)

22. Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

If U.S. GAAP were employed, the net loss for the years would be adjusted as follows:

	2004	2003	2002
Loss for the year based on Canadian GAAP	$ (9,920)	$ (5,455)	$ (1,213)
Impact on loss of U.S. GAAP adjustments:			
Depreciation and amortization (a)	(142)	–	–
Accretion of convertible debentures (b)	632	–	–
Debt settlement expense (b)	508	–	–
SFAS 143 cumulative adjustment (d)	–	(10)	10
Loss for the year under U.S. GAAP	$ (8,922)	$ (5,465)	$ (1,203)
Basic and diluted loss per share under U.S. GAAP,			
before cumulative impact of change in accounting policy	$ (1.00)	$ (1.45)	$ (0.53)
Basic and diluted loss per share under U.S. GAAP	$ (1.00)	$ (1.45)	$ (0.53)

The following summarizes the Company's adjusted consolidated balance captions conforming to U.S. GAAP:

	2004	2003
Assets		
Property, plant and equipment (a)	$ 368,120	$ 5
Liabilities		
Convertible debentures (b)	–	2,000
Shareholders' equity		
Common shares	154,936	21,379
Deficit	(28,607)	(19,685)
Currency translation adjustment	–	–
Accumulated other comprehensive loss	(24)	–
Equity component of convertible debenture	–	–

(a) Depreciation and amortization

Under Canadian GAAP, amortization of mine development costs using the units of production method is calculated using historical costs plus estimated future underground development costs required to access proven and probable reserves. For U.S. GAAP purposes, amortization of mine development costs is calculated using historical capitalized costs incurred. Mine development costs which benefit the entire mine life are amortized over proven and probable reserves and the remainder of the mine development costs are amortized over the currently accessible proven and probable reserves to which these costs relate.

(b) Convertible debentures

Under Canadian GAAP, the Company accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the consolidated financial statements in their liability and equity component parts. The debt component is accreted over the life of the debt by way of a charge to interest expense. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt and interest is based on the coupon rate of 12%.

Under Canadian GAAP, the premium on redemption is calculated by reference to the carrying value of the debt component only and the residual equity component is credited to shareholders' equity. Under U.S. GAAP, the premium on redemption is calculated by reference to the entire face value of the debentures.

(c) Flow-through shares

Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference. Since the Company did not receive any premium over the market value of the shares at the time of the issuance, the premium amounted to nil for the flow-through shares issued in December 2003 (note 14(a)(ii)(f)).

(d) Asset retirement obligations

Under U.S. GAAP, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations, on January 1, 2003. Under Canadian GAAP, the Company adopted Section 3110, Asset Retirement Obligations, on January 1, 2004, which is consistent with SFAS 143. The Company retroactively adjusted their financial statements to reflect the adoption of Section 3110.

(e) Stated capital reduction

Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2004, is not permitted by U.S. GAAP and would result in an increase in both share capital and deficit of $21,979 at December 31, 2004.

(f) Comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to SFAS 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and OCI. OCI refers to amounts that are recorded as an element of shareholders' equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. The following is a summary of the Company's comprehensive income as measured under SFAS 130:

	2004	2003	2002
Loss under U.S. GAAP	$ (8,922)	$ (5,465)	$ (1,203)
Other comprehensive income (loss):			
Change in cumulative translation adjustments	(24)	–	–
Comprehensive loss based on U.S. GAAP	$ (8,946)	$ (5,465)	$ (1,203)

(g) Joint ventures

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts in joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in note 19.

(h) Other supplemental information provided for U.S. GAAP purposes

	2004	2003
Accounts receivable less allowance for doubtful accounts:		
Trade	$ 67,005	$ –
Related parties	263	–
Other	5,942	89
	$ 73,210	$ 89
Accounts payable:		
Trade	$ 58,538	$ 533
Other	5,953	–
	$ 64,491	$ 533
Accrued liabilities:		
HBMS acquisition and related financing costs	$ 1,634	$ –
Hydro	2,367	–
Profit-sharing and employee bonuses	5,590	–
Vacation pay	10,896	–
Other	6,061	492
	$ 26,548	$ 492

The Company includes shipping and handling costs in operating costs:

Shipping and handling	$ 52	$ –

(i) Recent accounting pronouncements

(i) SFAS 123R, Accounting for Stock-based Compensation ("SFAS 123R")
In December 2004, the FASB issued SFAS 123R. SFAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed. Prior to SFAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. SFAS 123R will be effective for the Company's 2005 consolidated financial statements, and permits varying transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; retrospective application to all interim periods in 2005; or prospective application to future periods beginning in third quarter 2005. The Company is presently evaluating the effect of the varying methods of adopting SFAS 123R.

(ii) SFAS 151, Inventory Costs ("SFAS 151")

SFAS 151 was issued in November 2004 as an amendment to ARB No. 43. SFAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under SFAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. SFAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. SFAS 151 will be effective for inventory costs incurred beginning in the Company's 2006 fiscal year. The Company is presently evaluating the impact of SFAS 151 on the Company's consolidated financial statements.

(iii) SFAS 153, Exchanges of Non-Monetary Assets ("SFAS 153")

SFAS 153 was issued in December 2004 as an amendment to APB Opinion No. 29. SFAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

Under SFAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. SFAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005.

23. Subsequent events

(a) On February 22, 2005, the Company completed a private placement of 806,452 flow-through common shares at a price of $3.10 per share for aggregate gross proceeds of approximately $2,500. Commission of 5% of the gross proceeds of the offering was paid to the underwriters and net proceeds were $2,373. The proceeds will be used to incur Canadian exploration expenses which will be renounced in favour of the holders for the 2005 taxation year.

(b) Broker warrants issued in connection with the Company's offering of subscription receipts on December 21, 2004 have been exercised subsequent to December 31, 2004, aggregating the following amounts: 70,950,678 warrants to purchase 2,365,022 common shares for proceeds of $6,119.

(c) Effective March 24, 2005, the Company agreed to guarantee HBMS's U.S. $175,000 Notes. The Company guarantee is unsecured and ranks subordinate in right of payment to all senior indebtedness of the Company. The Company guarantee will terminate on the date upon which it owns less than a majority of the voting shares of HBMS (note 10(c)).

Allen J. Palmiere, C.A., *Chairman and Director*
Mr. Palmiere is a Chartered Accountant, and has served in senior management financial supervisory capacities in the mining industry most of his career. In the past, Mr. Palmiere has been Treasurer of Northgate Exploration Ltd.; President, Chief Executive Officer and Chief Financial Officer of Breakwater Resources Ltd.; and Chief Financial Officer of Zemex Corporation. He is a member of the board of directors of Constellation Copper Corporation and the Chair of its audit committee. He is currently the President, Chief Executive Officer and a director of Silk Road Resources Ltd.

Richard Brissenden, C.A., *Director*
Mr. Brissenden is a Chartered Accountant. He has been Chairman of Excellon Resources Inc., a mineral exploration and development company, since September 1990. Since February 1996, he has been President of Regal Consolidated Ventures Limited, a mineral exploration and development company. Mr. Brissenden also serves as a director of several other public companies.

Peter R. Jones, P. Eng., *President,*
Chief Executive Officer and Director
Mr. Jones has been the President and Chief Executive Officer of HBMS since 2002. He joined HBMS in 1995 as Vice President Mining and has subsequently held the positions of Senior Vice President Projects and President Metallurgical Division. As Senior Vice President Projects he was responsible for the 777 Project. Prior to joining HBMS, he held senior positions in operations and projects with Cominco Limited, Cape Breton Development Corporation and Cominco Engineering Services. He has a broad background having worked in potash mines, coal mines, open pit and underground lead zinc mines, gold mines and has directed extensive feasibility studies and management services for a wide range of clients throughout the world. Mr. Jones graduated from the Camborne School of Mines, United Kingdom in 1969 and the Banff School of Advanced Management in 1984. Mr. Jones is the President of the Mining Association of Manitoba and a Director of the Mining Association of Canada.

Ian Conn, *Director*
Mr. Conn is the personal advisor of several Chief Executive Officers in China, France and Australia. He is the former President and Chief Executive Officer of the Asian Pacific

Business Unit, Thomas Group Incorporated Limited. Mr. Conn obtained a Bachelor of Engineering from Queen's University in Kingston, Ontario. He has served as a member of a number of boards of directors.

Norman Anderson, P. Eng., *Director*
Mr. Anderson has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Currently, Mr. Anderson is President of the management consulting firm of Anderson & Associates. He has been active in consulting, particularly due diligence consulting and evaluations for financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba in Winnipeg, Manitoba. Mr. Anderson serves on a number of boards of directors of public companies.

James W. Aschroft, P. Eng., *Director*
Mr. Ashcroft is the president of J.W. Ashcroft & Associates, a mining consulting company. As a former President of the Ontario division of INCO Limited, he managed a vertically-integrated mining company, which during his tenure completed a $270 million mining project, improved its safety and environment record and maintained stable labour relations. He received a national diploma in engineering at Wigan Mining College in Lancashire, England and has completed an Executive Management Training Course at the Richard Ivey School of Business. Mr. Ashcroft serves on a number of boards of directors and, in some cases, sits on the health and environment, audit and corporate governance committees of such boards.

Ronald P. Gagel, C.A., *Director*
Mr. Gagel has 17 years of direct experience working in the mining industry and is the former Vice President and Chief Financial Officer of Aur Resources Inc. While at Aur, he was instrumental in helping build the company into an operator of three mines with 2,000 employees in Canada and Chile. Mr. Gagel graduated from the University of Western Ontario with a Bachelor of Science degree in 1977 and from the University of Windsor with a Bachelor of Commerce degree in 1979. He is also a member of the mining industry advisory group to the International Accounting Standards Board and a member of the Executive Committee of the Board of Directors of the Prospectors and Developers Association of Canada.

OFFICERS

Peter R. Jones
President and Chief Executive Officer

H. Russell Rood
President, Mining Division

Alan T. C. Hair
Vice-President, Metallurgy, Safety, Health & Environment

John L. Knowles
Vice-President and Chief Financial Officer

Brian D. Gordon
Vice-President and General Counsel

Tom A. Goodman
Vice-President, Technical Services & Human Resources

HudBay Minerals Inc.
1906 – 201 Portage Avenue
Winnipeg, Manitoba
R3B 3K6
Phone: 204.949.4268
E-mail: investor.relations@hbms.ca
Website: www.hudbayminerals.com

Transfer Agent
Equity Transfer Services Inc.
120 Adelaide St. W, Suite 420
Toronto, Ontario
M5H 4C3
Phone: 416.361.0930
Fax: 416.361.0470

Legal Counsel
Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King St. West
Toronto, Ontario
M5H 3C2

Thompson Dorfman Sweatman LLP
2200 – 201 Portage Avenue
Winnipeg, Manitoba
R3B 3L3

Auditors
Deloitte & Touche LLP
2300 – 360 Main Street
Winnipeg, Manitoba
R3C 3Z3

Annual General Meeting
June 23, 2005
10:30 a.m.
Gallery Room
TSX Conference Centre
130 King Street West
Toronto, Ontario

Appointment of Auditors
In connection with the purchase of
HBMS by the Company, the board of
directors determined that the Company
and its subsidiaries would be best served
by having a single firm of auditors.
Accordingly, in May 2005, Deloitte &
Touche LLP, who had served as auditors
of HBMS for over ten years, were
appointed as auditors of the Company
and its subsidiaries.

Listing
Toronto Stock Exchange
HBM




HudBay Minerals Inc.
1906 – 201 Portage Avenue
Winnipeg, Manitoba
R3B 3K6
Phone: 204.949.4268
Fax: 204.942.8177
E-mail: investor.relations@hbms.ca
Website: www.hudbayminerals.com